SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)*


                          Menlo Acquisition Corporation

                                  Common Stock
                                     586818

                                 (CUSIP Number)

           Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                             (973) 560-1400, Ext.108

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 January 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e)(3) or (4), check the following box.____

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D which was filed on January 29, 1999, Amendment #1 which was filed on December 7, 1999, on behalf of Rosebud Holding, LLC ("Rosebud"), Richard Greenberg ("RG") and George Greenberg ("GG") (collectively, the "Reporting Persons"), and Amendment #2 which was filed on September 4, 2001 on behalf of the Reporting Persons, with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.0001 par value (the "Shares"), of Menlo Acquisition Corporation ("Menlo"), a Delaware corporation (the "Issuer"), is hereby amended as set forth below. Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of the Transaction

On the date hereof, Rosebud, RG, GG and certain other persons filed with the SEC a Transaction Statement on Schedule 13E-3 describing a "going private" merger involving Menlo and Menlo Holding, Inc. (the "Parent").

The following steps are expected to be taken prior to such merger.

     o Parent is a Delaware corporation recently organized by Rosebud to hold all of the shares of Menlo common stock owned by Rosebud. Prior to the proposed merger, Rosebud will convey to Parent 4,191,000 shares of Menlo common stock in exchange for 1,000 shares of Parent's common stock, par value $.001 per share.

     o Prior to the proposed merger, Menlo intends to purchase 717,297 shares of Menlo's common stock, at a price of $0.98 per share, from certain officers and directors of Menlo and its subsidiaries, from the family members of one such officer and director and from an entity controlled by RG.

     o Prior to the proposed merger, Lawrence B. Seidman will forfeit 149,700 shares of Menlo common stock in connection with an agreement which he entered into with Rosebud on June 11, 1998.

Giving effect to these transactions, it is anticipated that the proposed merger, Rosebud's 4,191,000 shares of Menlo common stock, as transferred to Parent, will represent approximately 95.3% of Menlo's outstanding common stock. It is expected that Parent will cause Menlo to merge with Parent as a means of enabling Rosebud to acquire all of the shares of Menlo common stock not owned by Parent and to provide a source of liquidity to holders of those shares. As a result of this "short-form" merger, each share of Menlo common stock not owned by Parent will be converted into the right to receive $1.00 in cash.

Completion of the merger will have the following consequences:

     o Menlo and Parent will be combined into a single, privately held entity. The surviving corporation will be wholly-owned by Rosebud and Rosebud will be owned 99% by The Epic Trust, a trust established by RG, as grantor, and 1% by GG, RG's father. RG is the primary beneficiary of The Epic Trust.

     o Only Rosebud and its principals will have the opportunity to participate in the future earnings and growth, if any, of Menlo. Similarly, only Rosebud and its principals will face the risk of losses generated by Menlo's operations or the decline in value of Menlo after the merger.

     o The shares of Menlo common stock will no longer be publicly traded or registered under the Securities Exchange Act of 1934. In addition, the combined entity will not be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in the Schedule 13E-3.

     o The Board of Directors of Menlo will be reconstituted; it will consist of RG, GG and Frank Russomanno, currently the chief financial officer of Menlo.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                             ROSEBUD HOLDING, LLC

                                 /ss/ George Greenberg
                             By: ________________________
                                 George Greenberg, Manager

                                 /ss/ Richard S. Greenberg
                                 _________________________
                                 Richard S. Greenberg

                                 /ss/ George Greenberg
                                 _________________________
                                 George Greenberg